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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
654889104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	654889104	Page	2	of	15

1	NAMES OF REPORTING PERSONS: KU Learning, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	3	of	15

1	NAMES OF REPORTING PERSONS: Mounte LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	4	of	15

1	NAMES OF REPORTING PERSONS: ET Holdings, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	5	of	15

1	NAMES OF REPORTING PERSONS: Hampstead Associates, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	6	of	15

1	NAMES OF REPORTING PERSONS: Mollusk Holdings, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.
(2) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	7	of	15

1	NAMES OF REPORTING PERSONS: Cephalopod Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.
(2) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	8	of	15

1	NAMES OF REPORTING PERSONS: Lawrence Investments, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.
(2) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	9	of	15

1	NAMES OF REPORTING PERSONS: Lawrence J. Ellison

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.
(2) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	10	of	15

1	NAMES OF REPORTING PERSONS: Ridgeview Associates, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	11	of	15

1	NAMES OF REPORTING PERSONS: Blesbok LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		923,066 shares (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

923,066 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,066 shares (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes 337,263 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.
(2) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(3) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	12	of	15

1	NAMES OF REPORTING PERSONS: Michael R. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,806,566 shares (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,806,566 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,806,566 shares (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 337,263 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.
(2) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(3) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

CUSIP No.	654889104	Page	13	of	15

1	NAMES OF REPORTING PERSONS: Lowell J. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,806,566 shares (1) (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,806,566 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,806,566 shares (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 337,263 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.
(2) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(3) Based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.

          This Amendment No. 9 to Schedule 13D (“Amendment No. 8”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities Exchange Commission (the “Commission”) on January 14, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 2, 1998, Amendment No. 2 thereto filed with the Commission on November 10, 1999, Amendment No. 3 thereto filed with the Commission on December 31, 2002, Amendment No. 4 thereto filed with the Commission on March 14, 2003, Amendment No. 5 thereto filed with the Commission on May 28, 2003, Amendment No. 6 thereto filed with the Commission on September 10, 2003, Amendment No. 7 thereto filed with the Commission on February 23, 2004 and Amendment No. 8 thereto filed with the Commission on April 3, 2006 (together, the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D.
          Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
          On June 27, 2006, Blesbok exercised the Warrant, purchasing 585,803 shares of the Company’s Common Stock for an aggregate exercise price of $3,639,097. At the time of exercise, both the number of shares and aggregate exercise price reflected adjustments applied pursuant to the terms of the Warrant. The funds for the purchase of Common Stock in connection with the exercise of the Warrant were provided to Blesbok by its members, Michael R. Milken and Lowell J. Milken.
Item 4. Purpose of the Transaction.
          The Warrant expires on June 30, 2006. Blesbok is exercising its right to purchase Common Stock under the Warrant prior to the expiration of such right.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and supplemented by adding the following thereto:
          Blesbok may be deemed to beneficially own an aggregate of 923,066 shares of Common Stock, 585,803 as the result of this transaction and 337,263 which it has the right to acquire upon conversion of the Series F Preferred Stock, representing approximately 12.3% of the outstanding shares of Common Stock, based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.
          As the managing members of Blesbok, Michael R. Milken and Lowell J. Milken may be deemed to share the powers of voting and disposition of the shares of Common Stock beneficially owned by Blesbok (and other entities as described in the Schedule 13D). As such, Michael R. Milken and Lowell J. Milken may be deemed to beneficially own an aggregate of 2,806,566 shares of Common Stock, representing approximately 37.4% of the outstanding shares of Common Stock, based on 7,506,973 shares of Common Stock outstanding as of May 8, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2006.
          Blesbok also owns an aggregate of 1,063,830 shares of the Series D Preferred Stock, which are not convertible into Common Stock.
          All references herein to the Series F Preferred Stock include payment in kind dividends from original issuance through March 31, 2006.

          Except as described in this Amendment No. 9, the Reporting Persons have not effected transactions in the Common Stock of the Company during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D and this Amendment No. 9.
Item 7. Material Exhibits to be Filed.
          The information in Item 7 is hereby amended and supplemented by adding the following thereto:
Exhibit 1	Joint Filing Agreement
[Signature Pages Follow]

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 27, 2006	KU LEARNING, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Assistant Secretary

Dated: June 27, 2006	MOUNTE LLC
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: June 27, 2006	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Assistant Secretary

Dated: June 27, 2006	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: June 27, 2006	MOLLUSK HOLDINGS, L.L.C.,
a California limited liability company

By: CEPHALOPOD CORPORATION
a California corporation
Its: Member

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: June 27, 2006	CEPHALOPOD CORPORATION,
a California corporation

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: June 27, 2006	LAWRENCE INVESTMENTS, LLC,
a California limited liability company

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: June 27, 2006	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: June 27, 2006	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: June 27, 2006	/s/ Philip B. Simon

Lawrence J. Ellison,
an individual
by Philip B. Simon his attorney-in-fact

Dated: June 27, 2006	/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: June 27, 2006	/s/ Lowell J. Milken

Lowell J. Milken,
an individual

Exhibit Index
EXHIBIT INDEX
Exhibit 1	Joint Filing Agreement, dated as of June 27, 2006.

Exhibit 1
Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Nobel Learning Communities, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 27th day of June, 2006.

Dated: June 27, 2006	KU LEARNING, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Assistant Secretary

Dated: June 27, 2006	MOUNTE LLC
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: June 27, 2006	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Assistant Secretary

Exhibit 1

Dated: June 27, 2006	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: June 27, 2006	MOLLUSK HOLDINGS, L.L.C.,
a California limited liability company

By: CEPHALOPOD CORPORATION
a California corporation
Its: Member

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: June 27, 2006	CEPHALOPOD CORPORATION,
a California corporation

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: June 27, 2006	LAWRENCE INVESTMENTS, LLC,
a California limited liability company

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Exhibit 1

Dated: June 27, 2006	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: June 27, 2006	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: June 27, 2006	/s/ Philip B. Simon

Lawrence J. Ellison,
an individual
by Philip B. Simon his attorney-in-fact

Dated: June 27, 2006	/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: June 27, 2006	/s/ Lowell J. Milken

Lowell J. Milken,
an individual